SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JANUARY, 2004
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

          Indosat Expects Operating Revenue
    of Around Rp 10 trillion for Full Year 2004

Jakarta, 612 Januariy 2004. PT Indosat Tbk (Indosat) expects operating revenue of Rp 10 trillion for full year 2004. It was stated by Widya Purnama, President
Director of Indosat, during the opening ceremony of year
2004 stock trading in Jakarta Stock Exchange. With expected realization of 2003 revenue of around
Rp 8 trillion, and considering the potential growth of cellular customers in 2004, it is expected that the operating revenue for 2004 can grow above 20%. Hence, our expectation to have full year 2004 revenue of around
Rp 10 trillion, noted Widya Purnama, President Director of Indosat, Nevertheless, there are external factors affecting the Companys perfomance, hence there is no assurance that the realization will be as expected, added Widya Purnama.

We will report the business and financial results for 2003 in a conference call to be held after the submission of audted financial reports.We hope the business and financial reports in 2003 will be well received by the Companys shareholders, added Widya.

Indosat also recorded that as of 6 January 2004, the number of cellular customers had achieved 6 million comprises Mentari, Matrix, Smart and Bright customers.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). Until the third quarter 2003, cellular business contributed 60% of Companys operating revenues, IDD (24%) and MIDI & others (16%). Indosats shares are listed in the Jakarta and Surabaya Stock Exchange
(JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

In November 2003, following the approval from the shareholders, creditors and regulators, the legal merger of Indosat with Satelindo and IM3, the second and fourth
GSM operator in Indonesia is finalized. As the surviving entity, Indosat will continue the entire business of Satelindo and IM3.




For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com


Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The
Company does not intend to register any part of the offering in the United States.

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: January 13, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President